April 8, 2016

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TPI Composites, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted May 28, 2015

CIK No. 0001455684

Dear Ms. Ravitz:

This letter is submitted on behalf of TPI Composites, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 (“Amendment 2”) to Draft Registration Statement on Form S-1 as set forth in your letter, dated June 15, 2015 (the “Comment Letter”) to William E. Siwek, Chief Financial Officer of the Company. We confidentially submit herewith Amendment No. 4 (“Amendment 4”) to the Draft Registration Statement via the Commission’s EDGAR system.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each such comment. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Page references in the response refer to the pages in Amendment 4 as filed with the Commission unless otherwise noted.

Global Wind Energy Market, page 2

1.	We note your response to prior comment 3. If 2014 revenue for the wind industry that you cite is a forecast rather than a historical amount, please make this clear in your registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that the cited figure was based on partial-year revenue data and a forecast for the remainder of 2014, rather than an entirely historical amount. BNEF has since updated its historical data and thus the 2014 revenue figure on pages 6 and 99 of Amendment 4 is a historical amount.

Ms. Amanda Ravitz

Securities and Exchange Commission

April 8, 2016

Management’s Discussion and Analysis, page 54

2.	We note your response to prior comment 4. If your disclosure reflects your calculations and assumptions based on information in the MAKE report, please revise to remove the implication that you are citing MAKE’s conclusions.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has made no assumptions regarding information in the MAKE report, but rather simply averaged the relevant figures in the MAKE report. However, for the sake of providing additional clarity, the Company has revised its statement on page 57 of Amendment 4 to include updated MAKE figures that account for the recent acquisition of Alstom S.A. by GE Wind and the recent acquisition of Acciona by Nordex. The statement on page 57 of Amendment 4 now provides for the following:

“In recent years, we have experienced significant growth in our OEM customer base, as according to data from MAKE, our OEM customers collectively accounted for over 35% of the global onshore wind energy market and over 60% of that market excluding China, over the three years ended December 31, 2015, based on MWs of energy capacity installed.”

Liquidity and Capital Resources, page 74

3.	Please expand your response to prior comment 6 to disclose that your lender is the Bank of China.

RESPONSE: The Company has revised its disclosure on page 75 of Amendment 4 to specify that its lender is the Bank of China. The revised sentence reads:

“Additionally, under the terms of our credit agreement with the Bank of China, we are required to obtain its approval to pay dividends and have a current ratio of not less than one.”

Ms. Amanda Ravitz

Securities and Exchange Commission

April 8, 2016

GE Wind, page 104

4.	We note your response to prior comment 8; however, please provide the approximate dollar amount involved in each agreement for the required period in Instruction 1 to Item 404 of Regulation S-K or, if shorter, for the period the agreement has been in effect. Also, clarify what the early termination provision is for each agreement, and if any agreement contains an indebtedness provision, please disclose all information required by Item 404(a)(5) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 108 of Amendment 4 to provide for the information required under Item 404 of Regulation S-K, on an aggregate basis for all agreements and for the three previous fiscal years as required by Instruction 1 to Item 404. The Company believes that this aggregated approach is appropriate, because the Company believes that the individual agreements with the related party in question (GE Wind) constitute a “series of similar transactions” that should be considered as one “transaction” under the definition provided in Instruction 2 to Item 404(a) of Regulation S-K, which reads in relevant part:

“For purposes of paragraph (a) of this Item, a transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.”

In the same way that the Company would not propose to omit disclosure of these related-party agreements under Item 404(a) if each of the individual agreements resulted in payments to the Company of less than the threshold amount of $120,000 per year, the Company believes it appropriately views the agreements as part of one series of similar transactions involving one related party “relationship” for purposes of Item 404(a), as expressly contemplated by Instruction 2. While there are different manufacturing locations corresponding to different agreements for the various Company arrangements with GE Wind, the Company’s agreements comprising the relationship with GE Wind contain substantially similar purchase obligations, pricing terms and indemnity provisions. As such, the Company does not believe it is appropriate to disclose the approximate dollar amount involved for each agreement separately; but rather with respect to the relationship with GE Wind as a related party as a whole for each of the required periods. Moreover, the Company notes that a breakdown of payments by agreement would disclose confidential pricing information for which the Company has requested confidential treatment pursuant to 17 C.F.R. § 200.83, as well as 17 C.F.R. §§ 200.80(b)(4) and 230.406. The Company has accordingly revised the disclosure to include this information on an aggregated basis for the

Ms. Amanda Ravitz

Securities and Exchange Commission

April 8, 2016

prior periods required in accordance with Instruction 1 to Item 404. The Company respectfully confirms that it has disclosed all information required by Item 404(a)(5) of Regulation S-K with respect to the indebtedness contemplated by its agreement with GE Wind.

In response to the Staff’s comment, the Company has also revised its disclosure on page 108 of Amendment 4 to clarify the early termination provisions of its agreements, again with the exception of items for which the Company has requested confidential treatment pursuant to 17 C.F.R. § 200.83, as well as 17 C.F.R. §§ 200.80(b)(4) and 230.406.

The revised disclosure on page 108 of Amendment 4 reads as follows:

“In January 2007, we entered into a supply agreement to build a facility and manufacture wind blades for GE Wind in Taicang Port, China. Shortly thereafter in September 2007, we entered into a similar agreement to build a facility and manufacture wind blades for GE Wind in Newton, Iowa. Based on the success of these manufacturing arrangements, we were able to expand our customer relationship with GE Wind through additional supply agreements for manufacturing facilities in Turkey and Mexico in December 2011 and October 2013, respectively. Subject to certain exceptions on a plant-by-plant basis, each of our supply agreements with GE Wind provide for a minimum number of wind blade sets to be purchased by GE Wind each year during the term, the schedule for which is established at the outset of the agreement. In return, we commit to dedicate a specific number of manufacturing lines to GE Wind for each of the years 2015 through 2018. Additionally, we create model-specific tooling for GE Wind. For the years ended December 31, 2015, 2014 and 2013, we recorded related-party sales under these supply agreements with GE Wind of $312.5 million, $234.8 million and $196.1 million, respectively. Unless otherwise terminated or renewed, our supply agreements with GE Wind are in effect until the end of 2017 for our Turkey and China facilities and the end of 2018 for our Mexico and Iowa facilities. In some cases, GE Wind may terminate its supply agreements early upon providing us with 123 to 360 days’ advance written notice, and paying us termination fees as set forth in the applicable agreement. In addition, either party may terminate these supply agreements upon a material breach of the other party which goes uncured for 30 days after written notice has been provided. The supply agreements with respect to our China, Mexico and Iowa facilities provide that each party will bear its own costs except that the prevailing party in a legal action arising thereunder is entitled to its reasonable costs and expenses, including reasonable attorneys’ fees.”

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1373.

Ms. Amanda Ravitz

Securities and Exchange Commission

April 8, 2016

Sincerely,

/s/ Ryan S. Sansom

Ryan S. Sansom

Enclosures

cc:	William E. Siwek, TPI Composites, Inc. (w/o enclosures)

Steven Fishbach, Esq., TPI Composites, Inc. (w/o enclosures)

Bradley C. Weber, Esq., Goodwin Procter LLP (w/o enclosures)

Jesse Nevarez, Esq., Goodwin Procter LLP (w/o enclosures)

Alexander J. Callen, Esq., Goodwin Procter LLP (w/o enclosures)